
February 2, 2011

Manny Villafana
Chairman and Chief Executive Officer
Kips Bay Medical, Inc.
3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota, 55447

> **Re:** **Kips Bay Medical, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-165940**

Dear Mr. Villafana:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1.   Revise the second paragraph of the opinion to clarify that you have relied on certificates of the company's officers only as to factual matters.

2.   We note that due authorization requires that the company has the power under its by-laws, its certificate of incorporation and any applicable laws to issue the shares registered and has taken necessary corporate action to authorize the issuance. Please revise paragraph 1 accordingly.

3.   The final paragraph of the opinion indicates that, with respect to Delaware General Corporation Law, your counsel is only opining as to "such Law [as] is available on-line (without examination of any judicial decisions applicable to such Law)." Please remove this limitation or revise to clarify that the reference to Delaware General Corporation Law also includes the applicable provisions of the Delaware constitution and applicable judicial and regulatory determinations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Robert K. Ranum, Esq.